SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)1

                           CROSSZ SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   227698 10 7
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 25, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 30 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                   -------------------------------
CUSIP No. 227698 10 7                  13D           Page 2 of 30 Pages
------------------------------                   -------------------------------


================================================================================
     1           NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Wheatley Partners, L.P.
--------------------------------------------------------------------------------
     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
     3           SEC USE ONLY

--------------------------------------------------------------------------------
     4           SOURCE OF FUNDS*
                          WC, OO
--------------------------------------------------------------------------------
     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OR ORGANIZATION

                          Delaware
--------------------------------------------------------------------------------
 NUMBER OF               7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                         461,559(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                         8          SHARED VOTING POWER

                                         32,035(2) shares
               -----------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                        461,559(1) shares
               -----------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                        32,035(2) shares
--------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                                       493,594(1)(2) shares
--------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             9.6%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*

                          PN
================================================================================
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Wheatley Partners, L.P.
(2) Includes 371 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Wheatley Foreign Partners, L.P. to which Wheatley Partners, L.P. disclaims beneficial ownership.

------------------------------                   -------------------------------
CUSIP No. 227698 10 7                  13D           Page 3 of 30 Pages
------------------------------                   -------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Barry Rubenstein
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        United States
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                         56,250(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                    637,906(2) shares
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                      56,250(1) shares
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                      637,906(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        694,156(1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            13.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of Common Stock issuable upon exercise of currently exercisable options held by Mr. Rubenstein.
(2) Includes (i) 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Woodland Partners, (ii) 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Woodland Venture Fund, (iii) 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Seneca Ventures, (iv)

-------------------------------            -------------------------------------
CUSIP No. 227698 10 7               13D           Page 4 of 30 Pages
-------------------------------            -------------------------------------

         5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and (v) 371 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Foreign Partners, L.P. Mr. Rubenstein disclaims beneficial ownership of the securities owned by Woodland Partners, Woodland Venture Fund, Seneca Ventures, Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P. except to the extent of his equity interest therein.

-------------------------------            -------------------------------------
CUSIP No. 227698 10 7               13D           Page 5 of 30 Pages
-------------------------------            -------------------------------------


================================================================================
      1              NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             Irwin Lieber
--------------------------------------------------------------------------------
      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3              SEC USE ONLY

--------------------------------------------------------------------------------
      4              SOURCE OF FUNDS*
                              OO
--------------------------------------------------------------------------------
      5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
      6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF                  7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      56,250(1) shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                             8          SHARED VOTING POWER

                                           493,594(2) shares
                   -------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                           56,250(1) shares
                   -------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                            493,594(2) shares
--------------------------------------------------------------------------------
      11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              549,844(1)(2) shares
--------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  10.6%
--------------------------------------------------------------------------------
      14             TYPE OF REPORTING PERSON*

                              IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      Consists  of  Common  Stock   issuable   upon   exercise  of  currently
         exercisable options held by Mr. Lieber.

(2) Includes 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and 371 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Foreign Partners, L.P. to which Mr. Lieber disclaims beneficial ownership, except to the extent of his equity interest therein.

-----------------------------               ------------------------------------
CUSIP No. 227698 10 7            13D           Page 6 of 30 Pages
-----------------------------               ------------------------------------


================================================================================
      1          NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Barry Fingerhut
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OR ORGANIZATION

                          United States
--------------------------------------------------------------------------------
  NUMBER OF              7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                0 shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                         8          SHARED VOTING POWER

                                            493,594(1) shares
               -----------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                           0 shares
               -----------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                        493,594(1) shares
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          493,594(1) shares
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          9.6%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*

                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and 371 shares of Common Stock issuable upon exercise of currently exercisable Warrants held by Wheatley Foreign Partners, L.P., to which Mr. Fingerhut disclaims beneficial ownership except to the extent of his equity interest therein.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 7 of 30 Pages
---------------------------------                -------------------------------

================================================================================
      1          NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Wheatley Partners LLC
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                          WC, OO
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OR ORGANIZATION

                          Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                0 shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                         8          SHARED VOTING POWER

                                      493,594(1) shares
               -----------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                     0 shares
               -----------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                        493,594(1) shares
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          493,594(1) shares
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          9.6%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*

                          OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and 371 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Wheatley Foreign Partners, L.P., to which Wheatley Partners LLC disclaims beneficial ownership, except to the extent of its equity interest therein.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 8 of 30 Pages
---------------------------------                -------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Seth Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        United States
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               2,084(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                      493,594(2) shares
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                     2,084(1) shares
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                      493,594(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        495,678(1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of Common Stock issuable upon exercise of currently exercisable options.
(2) Includes 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and 371 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Wheatley Foreign Partners, L.P., to which Mr. Lieber disclaims beneficial ownership except to the extent of his equity interest therein.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 9 of 30 Pages
---------------------------------                -------------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Jonathan Lieber
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                        United States
--------------------------------------------------------------------------------
  NUMBER OF            7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                              2,084(1) shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                          493,594(2) shares
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                       2,084(1) shares
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                     493,594(2) shares
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        495,678(1)(2) shares
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.7%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of Common Stock issuable upon exercise of currently exercisable options.
(2) Includes 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and 371 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Wheatley Foreign Partners, L.P., to which Mr. Lieber disclaims beneficial ownership, except to the extent of his equity interest therein.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 10 of 30 Pages
---------------------------------                -------------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Matthew A. Smith
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              8,334(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                    493,594(2) shares
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                     8,334(1) shares
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                    493,594(2) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       501,928(1)(2) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of Common Stock issuable upon exercise of currently exercisable options.
(2) Includes 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and 371 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Wheatley Foreign Partners, L.P., to which Mr. Smith disclaims beneficial ownership, except to the extent of his equity interest therein.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 11 of 30 Pages
---------------------------------                -------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Wheatley Management Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        Cayman Islands, B.W.I.
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                      493,594(1) shares
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                         0 shares
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                      493,594(1) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        493,594(1) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and 371 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Wheatley Foreign Partners, L.P., to which Wheatley Management, Ltd. disclaims beneficial ownership, except to the extent of its equity interest therein.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 12 of 30 Pages
---------------------------------                -------------------------------


================================================================================
     1              NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3              SEC USE ONLY

--------------------------------------------------------------------------------
     4              SOURCE OF FUNDS*
                             WC, OO
--------------------------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OR ORGANIZATION

                             Delaware
--------------------------------------------------------------------------------
 NUMBER OF                  7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               32,035(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                  --------------------------------------------------------------
                            8          SHARED VOTING POWER

                                        461,559(2) shares
                  --------------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER

                                          32,035(1) shares
                  --------------------------------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                          461,559(2) shares
--------------------------------------------------------------------------------
     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                             493,594(1)(2) shares
--------------------------------------------------------------------------------
     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             9.6%
--------------------------------------------------------------------------------
     14             TYPE OF REPORTING PERSON*

                             PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 371 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Wheatley Foreign Partners, L.P.
(2) Includes 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Wheatley Partners, L.P. to which Wheatley Foreign Partners, L.P. disclaims beneficial ownership.

---------------------------------                -------------------------------
CUSIP No. 227698 10 7                  13D           Page 13 of 30 Pages
---------------------------------                -------------------------------


================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Seneca Ventures
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                  (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OR ORGANIZATION

                       New York
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                             43,606(1) shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                       100,706 shares
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                      43,606(1) shares
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                      100,706 shares
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       144,312(1)(2) shares
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.8%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Seneca Ventures.
(2) Includes 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants held by each of Woodland Partners and the Woodland Venture Fund, to which Seneca Ventures disclaims beneficial ownership.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 14 of 30 Pages
---------------------------------                -------------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Woodland Venture Fund
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                  (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       New York
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        57,100(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                    87,212(2) shares
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                    57,100(1) shares
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                     87,212(2) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       144,312(1)(2) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Woodland Venture Fund.
(2) Includes 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants held by each of Woodland Partners and Seneca Ventures, to which Woodland Venture Fund disclaims beneficial ownership.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 15 of 30 Pages
---------------------------------                -------------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Woodland Partners
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       New York
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        43,606(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                   100,706(2) shares
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                    43,606(1) shares
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                   100,706(2) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       144,312(1)(2) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Woodland Partners.
(2) Includes 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants held by each of the Woodland Venture Fund and Seneca Ventures, to which Woodland Partners disclaims beneficial ownership.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 16 of 30 Pages
---------------------------------                -------------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

                  This Statement relates to Common Stock, par value $.001 per share ("Common Stock"), of CrossZ Software Corporation (the "Issuer"). On November 20, 1997, the Issuer offered 2,500,000 shares of Common Stock in an initial public offering (the "Offering"). The closing of such offering occurred on November 25, 1997. Immediately prior to such closing, outstanding Series D Preferred Stock ("Preferred Stock") and the three other classes of Preferred Stock of the Issuer then outstanding were converted into 1,697,770 shares of Common Stock. Such amount included Common Stock issuable to the undersigned. The principal executive offices of the Issuer are located at 60 Charles Lindbergh Boulevard, Uniondale, New York 11553.

                  In July 1997, the Company effected a 1-for-4 reverse stock split of its Common Stock, Preferred Stock and the other three series of preferred stock then outstanding, and, in October 1997, the Issuer effected a 1-for-2 reverse stock split of its Common Stock, Preferred Stock and the other three series of preferred stock then outstanding. All information in this
Schedule 13D gives effect to the stock splits.


Item 2.           IDENTITY AND BACKGROUND.

         1. (a) WHEATLEY PARTNERS, L.P., a limited partnership organized under the laws of the State of Delaware ("Wheatley").

                  (b)      Address:    c/o Wheatley Partners LLC
                                       80 Cuttermill Road, Suite 311
                                       Great Neck, New York 11021
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

         Wheatley Partners LLC is the general partner of Wheatley. The limited partners of Wheatley include certain other investors.

         2. (a) BARRY RUBENSTEIN, a member and Chief Executive Officer of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P. ("Wheatley Foreign"), a limited partnership organized under the laws of the State of Delaware. Mr. Rubenstein is also a general partner of each of Seneca Ventures ("Seneca") and Woodland Venture Fund ("Woodland Fund") which are limited partnerships organized under the laws of the State of New York and a general partner of Woodland Partners which is a general partnership organized under the laws of the State of New York.

                  (b)      Address:    68 Wheatley Road
                                       Brookville, New York 11545
                  (c) Principal Business: General partner of partnerships and limited partnerships engaged in the investment business.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

         3. (a) IRWIN LIEBER, a member and President, Secretary and Treasurer of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign, and President and a Director of Wheatley Management Ltd., a general partner of Wheatley Foreign.

                  (b)      Address:    80 Cuttermill Road, Suite 311
                                       Great Neck, New York 11021

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 17 of 30 Pages
---------------------------------                -------------------------------

                  (c)      Principal Business: Investment adviser.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

         4.       (a)      BARRY   FINGERHUT,   a  member  and  Executive   Vice
President of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign.

                  (b)      Address:   80 Cuttermill Road, Suite 311
                                      Great Neck, New York 11021
                  (c)      Principal Business: Investment adviser.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

         5. (a) WHEATLEY PARTNERS, LLC, a limited liability company organized under the laws of the State of Delaware ("Wheatley LLC").

                  (b)      Address:   80 Cuttermill Road, Suite 311
                                      Great Neck, New York 11021
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

         Wheatley LLC is the general partner of Wheatley, and also a general partner of Wheatley Foreign.

         6. (a) SETH LIEBER, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign.

                  (b)      Address:  80 Cuttermill Road, Suite 311
                                     Great Neck, New York 11021
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

         7. (a) JONATHAN LIEBER, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign.

                  (b)      Address:  80 Cuttermill Road, Suite 311
                                     Great Neck, New York 11021
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 18 of 30 Pages
---------------------------------                -------------------------------

         8. (a) MATTHEW A. SMITH, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign.

                  (b)      Address:  80 Cuttermill Road, Suite 311
                                     Great Neck, New York 11021
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

         9. (a) WHEATLEY FOREIGN PARTNERS, L.P., a limited partnership organized under the laws of Delaware.

                  (b)      Address:         Third Floor
                                            One Capital Place
                                            P.O. Box 1062
                                            George Town, Grand Cayman
                                            Cayman Islands, B.W.I.
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

         The general partners of Wheatley Foreign are Wheatley LLC, and Wheatley Management Ltd.

         10. (a) WHEATLEY MANAGEMENT LTD., a company incorporated in the Cayman Islands ("Wheatley Management").

                  (b)      Address:         Third Floor
                                            One Capital Place
                                            P.O. Box 1062
                                            George Town, Grand Cayman
                                            Cayman Islands, B.W.I.
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

         Wheatley Management is a general partner of Wheatley Foreign.

         11. (a) SENECA VENTURES, a limited partnership organized under the laws of the State of New York.

                  (b)      Address:  68 Wheatley Road
                                     Brookville, New York 11545
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

                  Barry Rubenstein is a general partner of Seneca.

         12. (a) WOODLAND VENTURE FUND, a limited partnership organized under the laws of the State of New York.

                  (b)      Address:  68 Wheatley Road
                                     Brookville, New York 11545
                  (c)      Principal Business: Investments
                  (d)      No.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 19 of 30 Pages
---------------------------------                -------------------------------

                  (e)      No.

                  Barry Rubenstein is a general partner of Woodland Fund.

         13. (a) WOODLAND PARTNERS, a general partnership organized under the laws of the State of New York.

                  (b)      Address:  68 Wheatley Road
                                     Brookville, New York 11545
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

                  Barry Rubenstein is a general partner of Woodland Partners.


         Each of the persons or entities described in this Item 2 are hereinafter "Reporting Persons."

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 20 of 30 Pages
---------------------------------                -------------------------------


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On November 20, 1997 Wheatley and Wheatley Foreign acquired 138,344 and 11,656 shares of Common Stock, respectively, in open market purchases. The aggregate purchase price was $864,650 and $72,850, respectively and came from the working capital and other funds of Wheatley and Wheatley Foreign, respectfully.

                  On November 25, 1997, Wheatley, Wheatley Foreign, Seneca, Woodland Fund and Woodland Partners received shares of Common Stock as a result of the conversion of all of the Issuer's outstanding Preferred Stock and all accrued and unpaid dividends thereon into 317,336, 20,008, 40,481, 53,975 and 40,481 shares of Common Stock, respectively. The aggregate purchase price for the shares of Preferred Stock acquired by Wheatley and Wheatley Foreign was $2,500,000 and the shares of Preferred Stock were acquired from their working capital and their other funds. The aggregate purchase price for the shares of Preferred Stock acquired by Seneca, Woodland Fund and Woodland Partners was $300,000, $400,000 and $300,000, respectively and the shares of Preferred Stock were acquired from their working capital and other funds.

                  In addition to the foregoing conversion warrants to purchase Preferred Stock held by Wheatley, Wheatley Foreign, Seneca, Woodland Fund and Woodland Partners were converted into warrants to purchase Common Stock.

Item 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons purchased the shares of Common Stock for investment purposes. No Reporting Person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The following table sets forth the aggregate number and percentage (based on 5,117,008 shares of Common Stock outstanding as of November 25, 1997) of Common Stock beneficially owned by each Reporting Person named in
Item 2 of Schedule 13D.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 21 of 30 Pages
---------------------------------                -------------------------------


                                                              Percentage of
                                         Shares of Common    Shares of Common
                                               Stock               Stock
Name                                    Beneficially Owned    Beneficially Owned
----                                    ------------------    ------------------

Wheatley Partners, L.P.(1)                 493,594                 9.6%

Barry Rubenstein(2)                        694,156                13.4%

Irwin Lieber(3)                            549,844                10.6%

Barry Fingerhut(4)                         493,594                 9.6%

Wheatley Partners LLC(4)                   493,594                 9.6%

Seth Lieber(4)                             495,678                 9.7%

Jonathan Lieber(4)                         495,678                 9.7%

Matthew A. Smith(4)                        501,928                 9.8%

Wheatley Management Ltd.(4)                493,594                 9.6%

Wheatley Foreign Partners, L.P.(5)         493,594                 9.6%

Seneca Ventures (6)                        144,312                 2.8%

Woodland Venture Fund (7)                  144,312                 2.8%

Woodland Partners (8)                      144,312                 2.8%


---------------------

(1) Includes (i) 455,680 shares of Common Stock owned by Wheatley and 5,879 shares of Common Stock issuable upon exercise of warrants currently exercisable held by Wheatley and (ii) 31,664 shares of Common Stock owned by Wheatley Foreign and 371 shares of Common Stock issuable upon exercise of warrants currently exercisable held by Wheatley Foreign to which Wheatley disclaims beneficial ownership.

(2) Includes (i) 56,250 shares of Common Stock issuable upon exercise of currently exercisable options held by Mr. Rubenstein, (ii) 40,481 shares of Common Stock and 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Woodland Partners of which Mr. Rubenstein is a general partner, (iii) 53,975 shares of Common Stock and 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Woodland Fund of which Mr. Rubenstein is a general partner, (iv) 40,481 shares of Common Stock and 3,125 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Seneca of which Mr. Rubenstein is a general partner, (v) 455,680 shares of Common Stock and 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and (vi) 31,664 shares of Common Stock and 371 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Foreign. Mr. Rubenstein disclaims beneficial ownership of the securities owned by Woodland Partners, Woodland Fund, Seneca, Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P. except to the extent of his equity interest therein.

(3) Includes (i) 56,250 shares of Common Stock issuable upon exercise of currently exercisable options held by Mr. Lieber and (ii) 455,680 shares of Common Stock and 5,879 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Partners, L.P. and 31,664 shares of Common Stock 371 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Wheatley Foreign. Mr. Lieber disclaims beneficial ownership of the securities owned by Wheatley Partners,

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 22 of 30 Pages
---------------------------------                -------------------------------


         L.P. and Wheatley Foreign Partners, L.P., except to the extent of his equity interest therein.

(4) The Reporting Person disclaims beneficial ownership of these securities except to the extent of his or its equity ownership in Wheatley and/or Wheatley Foreign.

(5) Includes (i) 31,664 shares of Common Stock owned by Wheatley Foreign and 371 shares of Common Stock issuable upon exercise of warrants currently exercisable held by Wheatley Foreign and (ii) 455,680 shares of Common Stock owned by Wheatley and 5,879 shares of Common Stock issuable upon exercise of warrants currently exercisable held by Wheatley, to which Wheatley Foreign disclaims beneficial ownership.

(6) Includes (i) 40,481 shares of Common Stock owned by Seneca and 3,125 shares of Common Stock issuable upon exercise of warrants currently exercisable held by Seneca and (ii) 53,975 and 40,481 shares of Common Stock owned by the Woodland Fund and Woodland Partners, respectively, and 3,125 shares of Common Stock issuable upon exercise of warrants currently exercisable held by each of Woodland Fund and Woodland Partners, to which Seneca disclaims beneficial ownership.

(7) Includes (i) 53,975 shares of Common Stock owned by Woodland Fund and 3,125 shares of Common Stock issuable upon exercise of warrants currently exercisable held by Woodland Fund and (ii) 40,481 shares of Common Stock owned by each of Seneca and Woodland Partners, and 3,125 shares of Common Stock issuable upon exercise of warrants currently exercisable held by each of Seneca and Woodland Partner, respectively, to which Woodland Fund disclaims beneficial ownership.

(8) Includes (i) 40,481 shares of Common Stock owned by Woodland Partners and 3,125 shares of Common Stock issuable upon exercise of warrants currently exercisable held by Woodland Partners and (ii) 40,481 and 53,975 shares of Common Stock owned by Seneca and Woodland Fund, respectively, and 3,125 shares of Common Stock issuable upon exercise of warrants currently exercisable held by each of Seneca and Woodland Fund, respectively, to which Woodland Partners disclaims beneficial ownership.

                  (b) Wheatley has sole power to vote and dispose of 461,559 shares of Common Stock, representing approximately 9.0% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 32,035 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

                  By virtue of being the general partner of Wheatley and Wheatley Foreign, Wheatley LLC may be deemed to have shared power to vote and dispose of 493,594 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock.

                  Barry Rubenstein, Irwin Lieber, Seth Lieber, Jonathan Lieber and Matthew A. Smith each have sole power to vote and dispose of 56,250, 56,250, 2,084, 2,084 and 8,334 shares of Common Stock upon the exercise of options. By virtue of each being a member and an officer of Wheatley LLC, each of Barry
Rubenstein, Irwin Lieber, Barry Fingerhut, Seth Lieber, Jonathan Lieber and Matthew A. Smith may be deemed to have shared power to vote and dispose of 493,594 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock. In addition, by virtue of being a general partner of Seneca, Woodland Partners and Woodland Fund, Mr. Rubenstein

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 23 of 30 Pages
---------------------------------                -------------------------------

has shared power to vote and dispose of 144,312 shares of Common Stock, representing approximately 2.8% of the outstanding shares of Common Stock.

                  Wheatley Foreign has sole power to vote and dispose of 32,035 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 461,559 shares of Common Stock, representing approximately 9.0% of the outstanding shares of Common Stock.

                  By virtue of being a general partner of Wheatley Foreign, Wheatley Management may be deemed to have shared power to vote and dispose of 493,594 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock.

                  Seneca has sole power to vote and dispose of 43,606 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 100,706 shares of Common Stock, representing approximately 2.0% of the outstanding shares of Common Stock.

                  Woodland Fund has sole power to vote and dispose of 57,100 shares of Common Stock representing approximately 1.1% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 87,212 shares of Common Stock, representing approximately 1.7% of the outstanding shares of Common Stock.

                  Woodland Partners has sole power to vote and dispose of 43,606 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 100,706 shares of Common Stock, representing approximately 2.0% of the outstanding shares of Common Stock.

                  (c) The following table sets forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D effected in the last sixty days.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 24 of 30 Pages
---------------------------------                -------------------------------

                                                   Number of
                                 Purchase/          Shares
                                Acquisition       Purchased/          Purchase
    Name of Shareholder             Date           Acquired            Price
    -------------------             ----           --------            -----

Wheatley Partners,                11/20/97         138,344              6.25
L.P.

                                  11/25/97         317,336           Conversion
                                                                         of
                                                                     Preferred
                                                                       Stock

Wheatley Foreign                  11/20/97          11,656              6.25
Partners, L.P.

                                  11/25/97          20,008           Conversion
                                                                         of
                                                                     Preferred
                                                                       Stock


Seneca Ventures                   11/25/97          40,481           Conversion
                                                                         of
                                                                     Preferred
                                                                       Stock


Woodland Venture Fund             11/25/97          53,975           Conversion
                                                                         of
                                                                     Preferred
                                                                       Stock

Woodland Partners                 11/25/97          40,481           Conversion
                                                                         of
                                                                     Preferred
                                                                       Stock


                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

         Wheatley and Wheatley Foreign acquired the shares of Common Stock purchased on November 20, 1997 in open market transactions.

                  (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) The Reporting Persons entered into lock-up agreements with GKN Securities ("GKN") and Barington Capital Group ("Barington, and, together with GKN, the "Underwriters"), effective as of

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 25 of 30 Pages
---------------------------------                -------------------------------


November 19, 1997. Pursuant to these agreements, the Reporting Persons shall not sell, assign or transfer their shares of Common Stock or the Common Stock issuable upon exercise of options or warrants, as the case may be, without the prior written consent of the Underwriters for a period of thirteen months commencing as of November 19, 1997. The Reporting Persons have also agreed to waive demand and piggyback registration rights that they hold for a period of thirteen months commencing as of November 19, 1997.

                  (b) Except for the circumstances discussed or referred to in paragraph (a) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A.  Joint Filing Agreement.

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 26 of 30 Pages
---------------------------------                -------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1997                 WHEATLEY PARTNERS, L.P.
                                          By: Wheatley Partners LLC,
                                              General Partner


                                         By:  /S/ BARRY RUBENSTEIN
                                              ---------------------------------
                                              Barry Rubenstein, Chief Executive
                                              Officer

                                         WHEATLEY PARTNERS LLC


                                         By:  /S/ BARRY RUBENSTEIN
                                              ---------------------------------
                                              Barry Rubenstein, Chief Executive
                                              Officer


                                         /S/ BARRY RUBENSTEIN
                                         --------------------------------------
                                         Barry Rubenstein


                                         /S/ IRWIN LIEBER
                                         --------------------------------------
                                         Irwin Lieber


                                         /S/ BARRY FINGERHUT
                                         --------------------------------------
                                         Barry Fingerhut


                                         /S/ SETH LIEBER
                                         --------------------------------------
                                         Seth Lieber


                                         /S/ JONATHAN LIEBER
                                         --------------------------------------
                                         Jonathan Lieber


                                         /S/ MATTHEW A. SMITH
                                         --------------------------------------
                                         Matthew A. Smith

----------------------------------               ------------------------------
CUSIP No. 227698 10 7                  13D           Page 27 of 30 Pages
---------------------------------                ------------------------------


                                         WHEATLEY MANAGEMENT LTD.


                                         By:  /S/ IRWIN LIEBER
                                              ---------------------------------
                                              Irwin Lieber, President


                                         WHEATLEY FOREIGN PARTNERS, L.P.
                                         By:  Wheatley Partners LLC, General
                                              Partner

                                         By:   /S/ BARRY RUBENSTEIN
                                               --------------------------------
                                               Barry Rubenstein, Chief Executive
                                               Officer


                                         SENECA VENTURES

                                         By:   /S/ BARRY RUBENSTEIN
                                               --------------------------------
                                               Barry Rubenstein, a General
                                               Partner


                                         WOODLAND PARTNERS

                                         By:   /S/ BARRY RUBENSTEIN
                                               --------------------------------
                                               Barry Rubenstein, a General
                                               Partner


                                         WOODLAND VENTURE FUND

                                         By:   /S/ BARRY RUBENSTEIN
                                               --------------------------------
                                               Barry Rubenstein, a General
                                               Partner

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 28 of 30 Pages
---------------------------------                -------------------------------


                                  EXHIBIT INDEX


EXHIBIT                                                                 PAGE
-------                                                                 ----

A.       Joint Filing Agreement                                          29

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 29 of 30 Pages
---------------------------------                -------------------------------


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated November 25, 1997 (including amendments thereto) with respect to the Common Stock of CrossZ Software Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  November 25, 1997                WHEATLEY PARTNERS, L.P.
                                         By: Wheatley Partners LLC,
                                             General Partner


                                         By:  /S/ BARRY RUBENSTEIN
                                              ---------------------------------
                                              Barry Rubenstein, Chief Executive
                                              Officer

                                         WHEATLEY PARTNERS LLC


                                         By:  /S/ BARRY RUBENSTEIN
                                              ---------------------------------
                                              Barry Rubenstein, Chief Executive
                                              Officer


                                         /S/ BARRY RUBENSTEIN
                                         --------------------------------------
                                         Barry Rubenstein


                                         /S/ IRWIN LIEBER
                                         --------------------------------------
                                         Irwin Lieber


                                         /S/ BARRY FINGERHUT
                                         --------------------------------------
                                         Barry Fingerhut


                                         /S/ SETH LIEBER
                                         --------------------------------------
                                         Seth Lieber


                                         /S/ JONATHAN LIEBER
                                         --------------------------------------
                                         Jonathan Lieber


                                         /S/ MATTHEW A. SMITH
                                         --------------------------------------
                                         Matthew A. Smith

----------------------------------               -------------------------------
CUSIP No. 227698 10 7                  13D           Page 30 of 30 Pages
---------------------------------                -------------------------------



                                         WHEATLEY MANAGEMENT LTD.


                                         By:  /S/ IRWIN LIEBER
                                              --------------------------------
                                              Irwin Lieber, President


                                         WHEATLEY FOREIGN PARTNERS, L.P.
                                         By:  Wheatley Partners LLC, General
                                              Partner

                                         By:  /S/ BARRY RUBENSTEIN
                                              --------------------------------
                                              Barry Rubenstein, Chief Executive
                                              Officer


                                         SENECA VENTURES

                                         By:   /S/ BARRY RUBENSTEIN
                                               --------------------------------
                                               Barry Rubenstein, a General
                                               Partner


                                         WOODLAND PARTNERS

                                         By:   /S/ BARRY RUBENSTEIN
                                               --------------------------------
                                               Barry Rubenstein, a General
                                               Partner


                                         WOODLAND VENTURE FUND

                                         By:   /S/ BARRY RUBENSTEIN
                                               --------------------------------
                                               Barry Rubenstein, a General
                                               Partner